SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Director Appointment

On August 8, 2022, the Board of Directors (the “Board”) of Li-Cycle Holdings Corp. (the “Company”) appointed Jacqueline Dedo to serve as an independent director on the Company’s Board, effective immediately.

Ms. Dedo, 61, has more than 40 years of experience across a variety of functions and verticals in the automotive industry, with a focus on strategy development and creating customer value. She is co-founder of Aware Mobility, LLC, an organization focused on Mobility Platforms and Ecosystem enablement through development, investing, partnering and application of both Electrified Propulsion and Connectivity tools, platforms and applications. She previously served as Chief Strategy and Supply Chain Officer for Dana Holding Corp. (NYSE: DAN). Ms. Dedo has also held various leadership positions at Piston Group, The Timken Company (NYSE: TKR), Motorola (NYSE:MSI), and Robert Bosch Corporation among others and has a proven background in managing full P&L responsibilities for major business units and entire companies responsible for up to $2 billion in revenue.

Ms. Dedo also has two decades of board membership experience. She currently sits on the board of directors of Cadillac Products Automotive Company, a private, internationally-recognized leader in the plastics converting industry and the Workhorse Group Inc. (Nasdaq: WKHS), an OEM for commercial electric delivery vehicles and delivery drones. Ms. Dedo earned her Bachelor of Science degree in electrical engineering from Kettering University in Flint, Michigan, has been involved in numerous charitable organizations, and has been honored on multiple occasions by Automotive News as one of the “Top 100 Leading Women in the Automotive Industry.”

The press release announcing Ms. Dedo’s appointment as director of the Company is included as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated August 8, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: August 8, 2022